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Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


RE:	Twin Disc, Incorporated
	June 30, 2004 Form 10K
	Comment letter dated
	May 18, 2005

Responses to May 18, 2005 comment letter:

Item 1.

Generally revenue is recognized upon shipment under our F.O.B. shipping point terms. Certain foreign shipments are recognized upon reaching their destination (F.O.B. destination).

Disclosure in future filings will be modified to include the following:

     Revenue is recognized at the time product is shipped to the customer, except for certain domestic shipments to overseas customers where revenue is recognized upon receipt by the customer.

Item 2.

The product liability claims noted in our legal proceedings disclosure on page 3 are neither estimable nor probable or are considered immaterial and as such have not been accrued based on the requirements of SFAS 5.

Any required additional disclosures will be incorporated in future filings.

Item 3.

Accruals related to contingent liabilities are recorded when required based on guidance in SFAS 5 and recorded on a gross basis before consideration of
insurance proceeds, when required.   We do not have any liabilities recorded on
a net basis.

Item 4.

Additional information as required will be incorporated in additional filings.

Item 5.

An amended form 10K together with the revised certifications will be filed. In addition we will file the amended form 10Q for September 30, 2004, December 31, 2004 and March 31, 2005.

Attached is an example of the revised certification.

Item 6.

Our September 30, 2004, December 31, 2004 and March 31, 2005 forms 10Q will be amended to disclose management's conclusion regarding the effectiveness of our disclosure controls and procedures.

Item 7.

The forms 10Q for the quarters ended September 30, 2004, December 31, 2004 and March 31, 2005 will be appropriately amended.

The company acknowledges that:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filings;
     * staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                  Sincerely,
                                  /s/ Fred H. Timm
                                  ----------------
                                  Vice President - Administration and Secretary Chief Accounting Officer
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Revised certifications (Comment  5):

                                   EXHIBIT 31a or 31b
                                     CERTIFICATIONS

I, [certifying individual], certify that:

1. I have reviewed this annual [quarterly]report on Form 10-K [10Q]of Twin Disc, Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

      a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
      b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
      c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: xxxxxxx,xx,xxxx               Signature
                                    Certifying individual
                                    Title

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Revised Item 4. Controls and Procedures (Comments 6 and 7):

Item 4. Controls and Procedures.

(a)	Evaluation of Disclosure Controls and Procedures.

As required by new Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal quarter covered by this report, such disclosure controls and procedures are effective in ensuring that material information relating to the Company, including its consolidated subsidiaries, is made known to the certifying officers by others within the Company and its consolidated subsidiaries.

(b)	Changes in Internal Controls.

There were no changes in the Company's internal controls for financial reporting during the fiscal quarter covered by this report that materially affected or are reasonably likely to materially affect such internal controls. However, in connection with the new rules, the Company has been engaged in the process of further reviewing and documenting its disclosure controls and procedures, including its internal accounting controls. The Company may from time to time make changes aimed at enhancing the effectiveness of its disclosure controls and procedures, including its internal controls, to ensure that the Company's systems evolve with its business.